UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 to Schedule 13D)

KNOW LABS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

499238103
(CUSIP Number)

Todd Baszucki
395 Del Monte Center, #306 Monterey, CA 93940
TEL: 831-402-5699
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499238103

1.	Name of Reporting Persons.
Todd Baszucki

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 17,200,000

8. Shared Voting Power 0

9. Sole Dispositive Power 17,200,000

10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,200,000

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

This excludes warrants for the purchase of 1,000,000 shares of common stock.
13.	Percent of Class Represented by Amount in Row (9) 20.11% [1]

14.	Type of Reporting Person (See Instructions) IN

[1]	Based on 85,512,166 shares of Common Stock outstanding as May 15, 2024, as confirmed by the Issuer.

Item 1. Security and Issuer

Todd Baszucki (the “Reporting Person”) previously filed a Schedule 13G on April 12, 2022, as amended February 14, 2023 (the “Schedule 13G”). This amendment is a result of an increase of the outstanding common stock of the Issuer (defined below) and not due to any change in the ownership position of the Reporting Person. This Schedule 13D/A (this “Schedule 13D”) relates to the common stock (the “Common Stock”) of Know Labs, Inc. fka Visualant, Incorporated, a Nevada corporation (the “Issuer” or “Registrant”), and amends the Schedule 13G.  The address of the principal executive offices of the Issuer is 500 Union St, Suite 810, Seattle, WA 98101, its telephone number is (206)903-1351

Item 2. Identity and Background

(a)	This Schedule 13D/A is being filed by Todd Baszucki (the “Reporting Person”).

(b)	The principal business address for the Reporting Person is 395 Del Monte Center, #306 Monterey, CA 93940

(c)	The principal occupation of the Reporting Person is a self employed, private investor, the business address of which is 395 Del Monte Center, #306 Monterey, CA 93940.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person used cash to make the purchases of Common Stock.

Item 4. Purpose of Transaction

The Common Stock was acquired for, and are being held for, investment purposes. Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments.

The Reporting Person has no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

The Reporting Person does not have any plans or intentions that would result in any of the actions or transactions described in clauses (a)through (j) of Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, or as set forth above.

Item 5. Interest in Securities of the Issuer

(a) As of October 16, 2023, Mr. Baszucki beneficially owns 17,200,000 shares of Common Stock individually. This total includes all shares of common stock acquired in private placements through September 30, 2023, open market acquisitions and dispositions of shares of common stock through September 30, 2023, and excludes warrants for the purchase of 1,000,000 shares of common stock.

Mr. Baszucki beneficially owns 20.11% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of May 15, 2024 of 85,512,166 shares of Common Stock, as confirmed by the Issuer.

(b) As of October 16, 2023, Mr. Baszucki had sole voting power and sole dispositive power with respect to 17,200,000 common stock shares, excluding an additional 1,000,000 shares of Common Stock assuming exercise of all warrants to purchase common stock (which have been excluded from the Reporting Person’s total voting power).

(c) Within the 60 days prior to the filing of this Schedule 13D, Mr. Baszucki acquired /disposed of the following securities of the Issuer:

On August 25, 2023, Mr. Baszucki purchased 10,000 shares of common stock at a purchase price of $0.6799 per shares through open market purchases.

On September 7, 2023, Mr. Baszucki purchased 20,000 shares of common stock at a purchase price of $0.6299 per share through open market purchases.

September 15, 2023, Mr. Baszucki purchased 245,545 shares of common stock at a purchase price of $0.5675 per share through open market purchases.

On September 29, 2023, Mr. Baszucki purchased 14,000,000 shares of common stock at $0.25 per share pursuant to Issuer’s Registered Offering on Form S-1 declared effective September 26, 2023 (Registration No. 333-274350).

September 25, 2023, Mr. Baszucki sold 96,517 shares of common stock at a sales price of $0.4538 per share through open market sales.

September 26, 2023, Mr. Baszucki sold 200,000 shares of common stock at a sales price of $0.3607 per share through open market sales.

September 27, 2023, Mr. Baszucki sold 249,300 shares of common stock at a sales price of $0.2360 per share through open market sales.

September 28, 2023, Mr. Baszucki sold 317,891 shares of common stock at a sales price of $0.2406 per share through open market sales.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, the Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2024	By:	/s/ Todd Baszucki
Name: Todd Baszucki